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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
Of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Matrix Pharmaceutical, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

Michael D. Casey
Chairman, President and Chief Executive Officer
347000 Campus Drive
Fremont, California 94555
(510) 742-9900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Thomas E. Sparks, Esq
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

/
/    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 1 TO SCHEDULE 14D-9

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on January 14, 2002 by Matrix Pharmaceutical, Inc. (the "Company"), relating to a tender offer commenced by Manon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Chiron Corporation, a Delaware corporation, on January 14, 2002 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated rights to purchase preferred stock issued pursuant to a rights agreement dated May 18, 1995.

        The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

        Item 6 of the Schedule 14D-9 is hereby amended by deleting the first paragraph thereof and inserting the following in place thereof:

  To the knowledge of the Company, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any affiliate or subsidiary of the Company or any of their executive officers or directors.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002	/s/ MICHAEL D. CASEY Chairman, President and Chief Executive Officer

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AMENDMENT NO. 1 TO SCHEDULE 14D-9
SIGNATURE